UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                           RG Global Lifestyles, Inc.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                  74956W 10 8
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                                 (CUSIP Number)

                                  Horst Geicke
                        c/o Amerikal Nutraceutical Corp.
                             17751 Mitchell Avenue
                                Irvine, CA 92614
                                  949-486-6666
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 28, 2004
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            (Date of Event which Requires Filling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                             CUSIP No. 74956W 10 8
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       1.  Names of Reporting Persons.
           Horst Geicke
           I.R.S. Identification No.

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       2.  Check the Appropriate Box if a Member of a Group*
           (a.) [_]  (b.) [_]
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       3.  SEC USE ONLY

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       4.  Source of Funds*
           OO
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       5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
           items 2(d) or 2(e) [_]
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       6.  Citizenship or Place of Organization
           Germany
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                7.  Sole Voting Power
Number of
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power
Owned by            1,338,000
Each            ----------------------------------------------------------------
Reporting       9.  Sole Dispositive Power
Person
With            ----------------------------------------------------------------
                10. Shared Dispositive Power
                    1,338,000
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       11. Aggregate Amount Beneficially Owned by Each Reporting
           Person
           1,338,000
--------------------------------------------------------------------------------
       12. Check if the Aggregate Amount Represented by Amount in
           Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11)
           6.23%
--------------------------------------------------------------------------------
       14. Type of Reporting Person
           IN

                                  SCHEDULE 13D
                             CUSIP No. 74956W 10 8
--------------------------------------------------------------------------------
       1.  Names of Reporting Persons.
           Pacific Century Investments Ltd.
           I.R.S. Identification No.

--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group*
           (a.) [_]  (b.) [_]
--------------------------------------------------------------------------------
       3.  SEC USE ONLY

--------------------------------------------------------------------------------
       4.  Source of Funds*
           OO
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
       6.  Citizenship or Place of Organization
           Germany
--------------------------------------------------------------------------------
                7.  Sole Voting Power
Number of
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power
Owned by            1,338,000
Each            ----------------------------------------------------------------
Reporting       9.  Sole Dispositive Power
Person
With            ----------------------------------------------------------------
                10. Shared Dispositive Power
                    1,338,000
--------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting
           Person
           1,338,000
--------------------------------------------------------------------------------
       12. Check if the Aggregate Amount Represented by Amount in
           Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11)
           6.23%
--------------------------------------------------------------------------------
       14. Type of Reporting Person
           CO

Item 1. Security and Issuer

         Common Stock, no par value, of RG Global Lifestyles, Inc. c/o Amerikal Nutraceutical Corp.
         17751 Mitchell Avenue
         Irvine, CA 92614


Item 2. Identity and Background.


(a)   Name: (i) Horst Geicke
            (ii) Pacific Century Investments Ltd.


(b)   Address of Principal Office: c/o Amerikal Nutraceutical Corp.
                                   17751 Mitchell Avenue
                                   Irvine, CA 92614


(c)   Principal Business: (i) Investor
                          (ii) Investment company


(d)   Criminal Conviction: (i) No
                           (ii) No


(e)   Court or Administrative Proceedings: (i) No
                                           (ii) No

(f)   Citizenship/Place of Organization: (i) Germany
                                         (ii) British Virgin Islands

Item 3. Source and Amount of Funds or Other Consideration:

On December 23, 2003, RG Global Lifestyles, Inc. (the "Company"), formerly known as The L. L. Knickerbocker Co., Inc. ("the Debtor"), commenced a distribution of new shares to the former shareholders of the Debtor and its creditors. The distribution was made pursuant to the Debtor's and Committee's Third Amended Joint Chapter 11 Plan (the "Plan") which was confirmed by an order of the United States Bankruptcy Court for the Central District of California entered on August 15, 2002. The Plan became effective September 6, 2002.

Pursuant to the Plan, all outstanding shares of capital stock in the Debtor and securities convertible into capital stock of the Debtor were canceled and were replaced by new shares of common stock in the Company. The Plan provided that the new shares were distributed as follows: 5% to the former shareholders of the Debtor as a group; 5% to John Wolfe, as the Liquidating Trustee for the benefit of the unsecured creditors of the Debtor; and 90% to RG International Ltd. ("RG") or RG's designee or assignee. 18 million shares of the Company's common stock were distributed to Pacific Century Investments Ltd. as RG's designee. Pacific Century Investments Ltd. is controlled by Horst Geicke.

Item 4. Purpose of Transaction

As described in Item 3 above, the shares were issued pursuant to a bankruptcy plan of reorganization.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Not at the present time.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

None.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Not at the present time.

(e) Any material change in the present capitalization or dividend policy of the issuer;

None.

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

None.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

None.

(j)   Any action similar to any of those enumerated above.

None.


Item 5. Interest in Securities of the Issuer.

(a) (i) Horst Geicke: Beneficial ownership of 1,338,000 shares of the issuer's common stock that are held of record by Pacific Century Investments Ltd., an entity controlled by Horst Geicke.

      (ii) Pacific Century Investments Ltd.: Direct ownership of 1,338,000 shares of the issuer's common stock.


(b)   (i) Horst Geicke: Shared power to vote and/or dispose of 1,338,000 shares.

      (ii) Pacific Century Investments Ltd.: Shared power to vote and/or dispose of 1,338,000 shares.

(c)   None.

(d)   None.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.


Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement, dated August 9, 2004, between Horst Geicke and Pacific Century Investments Ltd.


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2004
                                      /s/ Horst Geicke
                                     -------------------------------------------
                                     Horst Geicke


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2004
                                     Pacific Century Investments Ltd.

                                  By: /s/ Horst Geicke
                                     -------------------------------------------
                                     Name: Horst Geicke
                                     Title: President

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, no par value per share, of RG Global Lifestyles, Inc. This Joint Filing Agreement shall be filed as an exhibit to the Statement on Schedule 13D.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2004
                                      /s/ Horst Geicke
                                     -------------------------------------------
                                     Horst Geicke


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2004
                                     Pacific Century Investments Ltd.

                                  By: /s/ Horst Geicke
                                     -------------------------------------------
                                     Name: Horst Geicke
                                     Title: President